UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 8, 2021

CABOT OIL & GAS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-10447	04-3072771
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three Memorial City Plaza 840 Gessner Road, Suite 1400
Houston, Texas	77024
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (281) 589-4600

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	COG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Exchange Offers and Consent Solicitations

On September 8, 2021, Cabot Oil & Gas Corporation (“Cabot”) announced that, in connection with the anticipated merger of Cimarex Energy Co. (“Cimarex”) and a wholly owned subsidiary of Cabot, Cabot has commenced offers to exchange any and all outstanding notes issued by Cimarex (the “Existing Cimarex Notes”) for (1) up to $2,000,000,000 aggregate principal amount of new notes to be issued by Cabot (the “New Cabot Notes”) and (2) cash (each, an “Exchange Offer” and, collectively, the “Exchange Offers”). In conjunction with the Exchange Offers, Cimarex is soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Cimarex Notes to eliminate certain of the covenants, restrictive provisions and events of default from such indentures.

The Exchange Offers and Consent Solicitations are subject to the consummation of the merger transaction contemplated by the Agreement and Plan of Merger, dated as of May 23, 2021, as amended on June 29, 2021 (as it may be further amended from time to time, the “Merger Agreement”), among Cabot, Double C Merger Sub, Inc., a wholly owned subsidiary of Cabot (“Merger Sub”), and Cimarex, pursuant to which Merger Sub will merge with and into Cimarex (the “Merger”), with Cimarex surviving the Merger as a wholly owned subsidiary of Cabot. In addition, each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although Cabot may waive such condition at any time with respect to an Exchange Offer.

The New Cabot Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or foreign securities laws. Therefore, the New Cabot Notes may not be offered or sold in the United States or to any U.S. person absent registration, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated as of September 8, 2021 (as it may be amended or supplemented, the “Offering Memorandum and Consent Solicitation Statement”). A copy of the press release announcing the Exchange Offers and the Consent Solicitations is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01, as well as Exhibit 99.1 attached hereto, is being furnished, not filed. Accordingly, such information will not be incorporated by reference into any registration statement filed by Cabot under the Securities Act, unless specifically identified as being incorporated by reference therein.

Item 8.01	Other Events.

Credit Agreement Amendment

Cabot is seeking consents from the requisite lenders under its Second Amended and Restated Credit Agreement, dated as of April 22, 2019, among Cabot, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and the lenders party thereto (as amended by the First Amendment to the Second Amended and Restated Credit Agreement, the “Credit Agreement”) to an amendment (collectively, the “Second Credit Agreement Amendment”) which, if received, would (1) remove the provisions of the Credit Agreement which limit borrowings thereunder to an amount not to exceed the borrowing base and certain related provisions; (2) replace the existing financial maintenance covenants with a covenant requiring maintenance of a ratio of total debt to consolidated EBITDA of not more than 3.0 to 1.0 (the “Credit Agreement Leverage Covenant”); (3) provide that if, in the future, Cabot no longer has any other indebtedness subject to a leverage-based financial maintenance covenant substantially similar to the Credit Agreement Leverage Covenant, then the Credit Agreement Leverage Covenant shall be replaced by a covenant requiring maintenance of a ratio of total debt to total capitalization not to exceed 65% at any time; and (4) provide for changes to certain exceptions to the negative covenants to reflect the completion of the Merger, including the size of the combined business. If the requisite lenders approve the Second Credit Agreement Amendment, there will be $1.5 billion of commitments available at the closing of the Merger, subject to any outstanding borrowings or letters of credit.

The effectiveness of the Second Credit Agreement Amendment, if the requisite lender consents are received, would be conditioned upon, among other things, the completion of the Merger and the Exchange Offers. If the requisite lenders do not approve the Second Credit Agreement Amendment, (1) the Credit Agreement will continue to be governed by a borrowing base and (2) the note purchase agreements governing Cabot’s outstanding senior notes will continue to include a covenant that generally limits indebtedness of Cabot and its subsidiaries to 115% of the borrowing base. These restrictions would, at the settlement date of the Exchange Offers and Consent Solicitations, and could, in the future, limit Cabot’s ability to fully borrow the entire amount of the $1.5 billion of commitments under the Credit Agreement. The Exchange Offers are not conditioned upon the effectiveness of the Second Credit Agreement Amendment.

Anticipated Board of Directors Upon Effectiveness of the Merger

Under the terms of the Merger Agreement, Cabot has agreed to take all actions as may be necessary to cause (1) the number of directors constituting the Cabot board of directors as of the effective time of the Merger to be ten and (2) the Cabot board of directors as of the effective time of the Merger to be composed of (A) five persons who are current members of the Cabot board of directors (the “designated Cabot directors”) to be selected by the Cabot board of directors prior to the effective time of the Merger, one of whom will be Mr. Dan O. Dinges, and (B) five persons who are current members of the Cimarex board of directors (the “designated Cimarex directors”) to be selected by the Cimarex board of directors prior to the effective time of the Merger, one of whom will be Mr. Thomas E. Jorden. Subject to formal action to be taken by the Cabot board of directors, it is currently anticipated that: (1) in addition to Mr. Dinges, the designated Cabot directors will be Ms. Dorothy M. Ables, Mr. Robert S. Boswell, Ms. Amanda M. Brock and Mr. Marcus A. Watts; and (2) in addition to Mr. Jorden, the designated Cimarex directors will be Ms. Lisa A. Stewart (who is expected to serve as Lead Director), Mr. Paul N. Eckley, Mr. Hans Helmerich and Ms. Frances M. Vallejo. Background information concerning the anticipated designated Cabot directors can be found in Cabot’s Definitive Proxy Statement on Schedule 14A for its Annual Meeting of Stockholders held on April 29, 2021, and background information concerning the anticipated designated Cimarex directors can be found in Cimarex’s Definitive Proxy Statement on Schedule 14A for its Annual Meeting of Stockholders held on May 12, 2021.

Cautionary Statement Regarding Forward-Looking Information

This communication includes forward-looking statements within the meaning of federal securities laws. All statements, other than statements of historical fact, included in this communication are forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the proposed Merger, the Exchange Offers and the Second Credit Agreement Amendment. No assurances can be given that the forward-looking statements contained in this communication will occur as expected and actual results may differ materially from those included in this communication. Forward-looking statements are based on current expectations assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in this communication. These risks and uncertainties include, without limitation: the ability to obtain the requisite Cabot and Cimarex stockholder approvals to consummate the Merger; the risk that an event, change or other circumstances could give rise to the termination of the Merger, which would constitute the failure of a condition to the Exchange Offers and Consent Solicitations; and the risk that a condition to closing of the Merger may not be satisfied on a timely basis or at all. Additional important risks, uncertainties and other factors are described in the definitive joint proxy statement/prospectus filed by each of Cabot and Cimarex on August 23, 2021 in connection with the proposed Merger, Cabot’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cabot’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Cabot makes with the Securities and Exchange Commission (the “SEC”) and in Cimarex’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cimarex’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Cimarex makes with the SEC. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made to eligible holders solely pursuant to the Offering Memorandum and Consent Solicitation Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Cabot filed with the SEC a registration statement on Form S-4 on June 30, 2021 (as amended on August 13, 2021), that includes a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. The registration statement was declared effective by the SEC on August 20, 2021, and on August 23, 2021 Cabot and Cimarex each filed the definitive joint proxy statement/prospectus in connection with the proposed Merger with the SEC. Cabot and Cimarex commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about August 23, 2021. Each of Cabot and Cimarex will also file other relevant documents with the SEC regarding the proposed Merger. This press release is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Cabot or Cimarex has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Merger by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits.

Exhibit No.	Description
99.1	Joint Press Release dated September 8, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CABOT OIL & GAS CORPORATION

	By:	/s/ Deidre L. Shearer
Deidre L. Shearer
Vice President, Administration and Corporate Secretary

Date: September 8, 2021

Exhibit 99.1

Cabot Oil & Gas Commences Private Exchange Offers and Cimarex Energy Commences Consent Solicitations

HOUSTON, Sept. 8, 2021, Cabot Oil & Gas Corporation (NYSE: COG) (“Cabot”) and Cimarex Energy Co. (NYSE: XEC) (“Cimarex”) today announced that, in connection with the anticipated merger of Cimarex and a wholly owned subsidiary of Cabot, Cabot has commenced offers to eligible holders (as defined herein) to exchange (each an “Exchange Offer” and collectively, the “Exchange Offers”) any and all outstanding notes issued by Cimarex as set forth in the table below (the “Existing Cimarex Notes”) for (1) up to $2,000,000,000 aggregate principal amount of new notes issued by Cabot (the “New Cabot Notes”) and (2) cash.

The following table sets forth the Exchange Consideration and Total Exchange Consideration for each series of Existing Cimarex Notes:

Title of Series	CUSIP Number	ISIN	Maturity Date	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Total Exchange Consideration(2)
4.375% Senior Notes due 2024	171798AC5	US171798AC50	June 1, 2024	$750,000,000	$970 principal amount of New Cabot 4.375% Senior Notes due 2024	$1,000 principal amount of New Cabot 4.375% Senior Notes due 2024 and $1.00 in cash

3.90% Senior Notes due 2027	171798AD3	US171798AD34	May 15, 2027	$750,000,000	$970 principal amount of New Cabot 3.90% Senior Notes due 2027	$1,000 principal amount of New Cabot 3.90% Senior Notes due 2027 and $1.00 in cash

4.375% Senior Notes due 2029	171798AE1	US171798AE17	March 15, 2029	$500,000,000	$970 principal amount of New Cabot 4.375% Senior Notes due 2029	$1,000 principal amount of New Cabot 4.375% Senior Notes due 2029 and $1.00 in cash

(1)	For each $1,000 principal amount of Existing Cimarex Notes validly tendered after the Early Tender Date (as defined herein) but at or before the Expiration Date (as defined herein), not validly withdrawn and accepted for exchange.
(2)	For each $1,000 principal amount of Existing Cimarex Notes validly tendered at or before the Early Tender Date, not validly withdrawn and accepted for exchange.

In conjunction with the Exchange Offers, Cimarex is soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Cimarex Notes to eliminate certain of the covenants, restrictive provisions and events of default from such indentures.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated as of September 8, 2021 (as it may be amended or supplemented, the “Offering Memorandum and Consent Solicitation Statement”).

The Exchange Offers and Consent Solicitations are subject to the consummation of the merger transaction contemplated by the Agreement and Plan of Merger, dated as of May 23, 2021, as amended on June 29, 2021 (as it may be further amended from time to time, the “Merger Agreement”), among Cabot, Double C Merger Sub, Inc., a wholly owned subsidiary of Cabot (“Merger Sub”), and Cimarex, pursuant to which Merger Sub will merge with and into Cimarex (the “Merger”), with Cimarex surviving the Merger as a wholly owned subsidiary of Cabot. Cabot, in its sole discretion, may terminate, withdraw, amend or extend any of the Exchange Offers, subject to the terms and conditions set forth in the Offering Memorandum and Consent Solicitation Statement. Any such termination, withdrawal, amendment or extension by Cabot will automatically terminate, withdraw, amend or extend the corresponding Consent Solicitation, as applicable.

In addition, each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although Cabot may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by Cabot with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation.

Holders who validly tender (and do not validly withdraw) their Existing Cimarex Notes at or before to 5:00 p.m., New York City time, on September 21, 2021, unless extended (the “Early Tender Date”), will be eligible to receive, on the settlement date, the applicable Total Exchange Consideration as set forth in the table above for all such Existing Cimarex Notes that are accepted. Holders who validly tender (and do not validly withdraw) their Existing Cimarex Notes after the Early Tender Date but at or before 11:59 p.m., New York City time, on October 5, 2021, unless extended (the “Expiration Date”), will be eligible to receive, on the settlement date, the applicable Exchange Consideration as set forth in the table above for all such Existing Cimarex Notes that are accepted. The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

The Exchange Offers and Consent Solicitations only will be made, and documents relating to the Exchange Offers and Consent Solicitations only will be distributed, to holders of Existing Cimarex Notes who complete and return an eligibility letter confirming that they are persons (a) in the United States who are reasonably believed to be “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (b) that are outside the United States who are not “U.S. persons” as defined in Rule 902 under the Securities Act and who are eligible to participate in the Exchange Offer pursuant to the laws of the applicable jurisdiction, as set forth in the eligibility letter (“eligible holders”). The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Offering Memorandum and Consent Solicitation Statement, a copy of which may be obtained by contacting D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at (800) 714-3311 (U.S. toll-free) or (212) 269-5550 (banks and brokers) or cimarex@dfking.com. The eligibility letter is available electronically at: www.dfking.com/cimarex.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made to eligible holders solely pursuant to the Offering Memorandum and Consent Solicitation Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

The New Cabot Notes have not been registered under the Securities Act or any state or foreign securities laws. Therefore, the New Cabot Notes may not be offered or sold in the United States or to any U.S. person absent registration, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

About Cabot

Cabot Oil & Gas Corporation, headquartered in Houston, Texas is a leading independent natural gas producer, with its entire resource base located in the continental United States.

About Cimarex

Cimarex Energy Co. is an independent oil and gas exploration and production company with principal operations in the Permian Basin and Mid-Continent areas of the U.S.

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Cautionary Statement Regarding Forward-Looking Information

This press release includes forward-looking statements within the meaning of federal securities laws. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the proposed Merger. No assurances can be given that the forward-looking statements contained in this press release will occur as expected and actual results may differ materially from those included in this press release. Forward-looking statements are based on current expectations assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in this press release. These risks and uncertainties include, without limitation: the ability to obtain the requisite Cabot and Cimarex stockholder approvals to consummate the Merger; the risk that an event, change or other circumstances could give rise to the termination of the Merger, which would constitute the failure of a condition to the Exchange Offers and Consent Solicitations; and the risk that a condition to closing of the Merger may not be satisfied on a timely basis or at all. Additional important risks, uncertainties and other factors are described in the Offering Memorandum and Consent Solicitation Statement, Cabot’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cabot’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Cabot makes with the Securities and Exchange Commission (the “SEC”) and in Cimarex’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cimarex’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Cimarex makes with the SEC. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Cabot filed with the SEC a registration statement on Form S-4 on June 30, 2021 (as amended on August 13, 2021), that includes a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. The registration statement was declared effective by the SEC on August 20, 2021, and on August 23, 2021 Cabot and Cimarex each filed the definitive joint proxy statement/prospectus in connection with the proposed Merger with the SEC. Cabot and Cimarex commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about August 23, 2021. Each of Cabot and Cimarex will also file other relevant documents with the SEC regarding the proposed Merger. This press release is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Cabot or Cimarex has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Merger by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

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